Exhibit 99.1

Condensed Interim Consolidated
Financial Statements

For the three and six months ended April 30, 2021 and 2020

(Stated in thousands of Canadian dollars, except share and per share amounts)

(Unaudited)

High Tide Inc. Condensed Interim Consolidated Financial Statement For the three and six months ended April 30, 2021 and 2020

Condensed Interim Consolidated Financial Statements for the three and six months ended April 30, 2021 and 2020.

The accompanying unaudited condensed interim consolidated financial statements of High Tide Inc. (“High Tide” or the “Company”) have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee and Board of Directors of the Corporation.

Approved on behalf of the Board:

(Signed) “Harkirat (Raj) Grover”	(Signed) “Nitin Kaushal”
President and Chair of the Board	Director and Chair of the Audit Committee

High Tide Inc. Condensed Interim Consolidated Statements of Financial Position As at April 30, 2021 and October 31, 2020 (Unaudited – In thousands of Canadian dollars)

	Notes	2021	2020
		$	$
Assets
Current assets
Cash		29,353	7,524
Marketable securities	16	1,185	50
Trade and other receivables	8	4,804	2,861
Inventory		11,851	5,702
Prepaid expenses and deposits	7	5,981	3,070
Current portion of loans receivable		1,482	74
Assets classified as held for sale	22	1,674	—
Total current assets		56,330	19,281
Non-current assets
Loans receivable		230	230
Property and equipment	6	21,520	13,085
Net Investment - Lease	19	842	1,716
Right-of-use assets, net	19	25,969	16,413
Long term prepaid expenses and deposits	7	1,511	809
Deferred tax asset		250	250
Intangible assets and goodwill	3, 5	93,418	18,027
Total non-current assets		143,740	50,530
Total assets		200,070	69,811
Liabilities
Current liabilities
Accounts payable and accrued liabilities		12,373	6,421
Notes payable current	11	4,068	1,939
Deferred liability		1,700	1,700
Current portion of convertible debentures	10	3,403	14,446
Current portion of lease liabilities	19	5,152	2,194
Derivative liability	14	15,236	764
Liabilities held for sale	22	1,090	—
Total current liabilities		43,022	27,464
Non-current liabilities
Notes payable	11	12,568	2,589
Convertible debentures	10	9,187	11,376
Lease liabilities	19	20,938	14,474
Deferred tax liability		7,813	2,185
Total non-current liabilities		50,506	30,624
Total liabilities		93,528	58,088
Shareholders’ equity
Share capital	12	145,666	32,552
Warrants	14	8,671	5,796
Contributed surplus		11,197	4,704
Convertible debentures – equity		1,511	1,965
Accumulated other comprehensive income		(406)	(487)
Accumulated deficit		(63,561)	(34,359)
Equity attributable to owners of the Company		103,078	10,171
Non-controlling interest	21	3,464	1,552
Total shareholders’ equity		106,542	11,723
Total liabilities and shareholders’ equity		200,070	69,811

3

High Tide Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss For the three and six months ended April 30, 2021 and 2020 (Unaudited – In thousands of Canadian dollars)

		Three months ended		Six months ended

	Notes	2021	2020	2021	2020
		$	$	$	$
Revenue
Merchandise sales		37,620	19,729	73,906	32,736
Other revenue		3,248	842	5,281	1,550
Total Revenue	4	40,868	20,571	79,187	34,286
Cost of sales		(25,870)	(12,816)	(49,421)	(21,738)
Gross profit		14,998	7,755	29,766	12,548
Expenses
Salaries, wages and benefits		(6,205)	(3,357)	(12,055)	(6,531)
Share-based compensation	13	(1,517)	(72)	(2,070)	(99)
General and administration		(3,035)	(1,537)	(5,943)	(2,983)
Professional fees		(534)	(853)	(1,670)	(1,617)
Advertising and promotion		(244)	(160)	(315)	(247)
Depreciation and amortization	5,6,19	(7,714)	(1,545)	(13,808)	(2,814)
Interest and bank charges		(260)	(75)	(461)	(218)
Total expenses		(19,509)	(7,599)	(36,322)	(14,509)
(Loss) income from operations		(4,511)	156	(6,556)	(1,961)
Other income (expenses)
Loss on extinguishment of debenture	10	—	(186)	(516)	(186)
Debt restructuring gain	11	—	—	1,145	—
Loss on sale of marketable securities		—	(1,186)	—	(1,186)
Revaluation of marketable securities		(159)	(477)	(144)	(477)
Impairment loss		—	(247)	—	(247)
Finance and other costs	9	(3,727)	(2,702)	(8,010)	(5,058)
Revaluation of derivative liability	10,14	(3,988)	(125)	(14,472)	314
Foreign exchange (loss) gain		(5)	17	(94)	21
Total other expenses		(7,879)	(4,906)	(22,091)	(6,819)
Loss before taxes		(12,390)	(4,750)	(28,647)	(8,780)
Current income tax recovery (expense)		124	(162)	(464)	(77)
Net loss		(12,266)	(4,912)	(29,111)	(8,857)
Other comprehensive income (loss)
Translation difference on foreign subsidiary		(23)	103	82	171
Total comprehensive loss		(12,289)	(4,809)	(29,029)	(8,686)
Net income (loss) and comprehensive income (loss) attributable to:
Owners of the Company		(12,355)	(4,754)	(29,120)	(8,634)
Non-controlling interest		66	(55)	91	(52)
		(12,289)	(4,809)	(29,029)	(8,686)
Loss per share
Basic	15	(0.02)	(0.02)	(0.06)	(0.04)

Subsequent Events (Note 23)

4

High Tide Inc. Condensed Interim Consolidated Statements of Changes in Equity (Unaudited – In thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Equity portion of convertible debt	Accumulated other comprehensive income (loss)	Accumulated deficit	Attributable to owners of the Company	NCI	Total
		$	$	$	$	$	$	$	$	$
Opening balance, November 1, 2019		26,283	6,609	2,119	1,637	(366)	(26,696)	9,586	(179)	9,407
Fee paid in shares		860	—	—	—	—	—	860	—	860
Warrants		—	1,543	—	—	—	—	1,543	—	1,543
Share-based compensation		—	—	99	—	—	—	99	—	99
Equity portion of convertible debentures		—	—	—	241	—	—	241	—	241
Cumulative translation adjustment		—	—	—	—	171	—	171	—	171
Prepaid Interest paid in shares		848	—	—	—	—	—	848	—	848
Purchase of minority interest - KushBar Inc.		500	—	—	—	—	(695)	(195)	187	(8)
Acquisition - 2680495 Ontario Inc.		1,100	—	—	—	—	—	1,100	—	1,100
Acquisition - Saturninus Partners		1,218	316	—	—	—	—	1,534	930	2,464
Acquisition - 102088460 Saskatchewan Ltd.		975	—	—	—	—	—	975	—	975
Asset acquisition		104	—	—	—	—	—	104	—	104
Comprehensive loss for the period		—	—	—	—	—	(8,805)	(8,805)	(55)	(8,860)
Balance, April 30, 2020		31,888	8,468	2,218	1,878	(195)	(36,196)	8,061	883	8,944
Opening balance, November 1, 2020		32,552	5,796	4,704	1,965	(487)	(34,359)	10,171	1,552	11,723
Acquisition - Meta Growth	3	35,290	2,739	240	9,008	—	—	47,277	1,821	49,098
Prepaid Interest paid in shares		1,458	—	—	—	—	—	1,458	—	1,458
Share-based compensation	13	—	—	2,070	—	—	—	2,070	—	2,070
Equity portion of convertible debentures		—	—	—	157	—	—	157	—	157
Exercise options	13	865	—	(167)	—	—	—	698	—	698
Warrants expired	14	—	(4,725)	4,725	—	—	—	—	—	—
Issued to pay fees in shares		174	—	—	—	—	—	174	—	174
Extension of convertible debenture		—	—	340	—	—	—	340	—	340
Conversion of convertible debentures		40,532	—	—	(9,619)	—	—	30,913	—	30,913
Warrants	14	10,644	(1,631)	28	—	—	—	9,041	—	9,041
Cumulative translation adjustment		—	—	—	—	81	—	81	—	81
Acquisition - Smoke Cartel, Inc.		8,396	—	—	—	—	—	8,396	—	8,396
Shares issued through equity financing		18,237	6,492	—	—	—	—	24,729	—	24,729
Share issuance costs		(3,225)	—	—	—	—	—	(3,225)	—	(3,225)
Vesting of RSUs (Note 13)		743	—	(743)	—	—	—	—	—	—
Comprehensive loss for the period		—	—	—	—	—	(29,202)	(29,202)	91	(29,111)
Balance, April 30, 2021		145,666	8,671	11,197	1,511	(406)	(63,561)	103,078	3,464	106,542

5

High Tide Inc. Condensed Interim Consolidated Statements of Cash Flows For the six months ended April 30, 2021 and 2020 (Unaudited – In thousands of Canadian dollars)

	Notes	2021	2020
		$	$
Operating activities
Net loss		(29,111)	(8,857)
Adjustments for items not effecting cash and cash equivalents
Income tax expense		464	77
Accretion expense		3,597	2,673
Fee for services and interest paid in shares and warrants	12	1,632	746
Acquisition costs paid in shares		—	600
Depreciation and amortization	5,6,19	13,808	2,814
Revaluation of derivative liability	10,14	14,472	(314)
Debt restructuring gain	11	(1,145)	—
Impairment loss		—	247
Foreign exchange gain (loss)		94	(21)
Share-based compensation	13	2,070	99
Loss on extinguishment of debenture	10	516	186
Loss on sale of marketable securities		—	1,186
Revaluation of marketable securities		144	477
		6,541	(87)
Changes in non-cash working capital
Trade and other receivables		72	174
Inventory		(2,483)	541
Prepaid expenses and deposits		(1,153)	460
Accounts payable and accrued liabilities		(5,580)	2,046
Net cash (used in) provided by operating activities		(2,603)	3,134

Investing activities
Purchase of property and equipment	6	(3,793)	(627)
Purchase of intangible assets	5	(103)	(289)
Proceeds from sale of marketable securities		—	1,458
Loans receivables		(340)	—
Cash paid for business combination, net of cash acquired	3	3,370	(2,484)
Net cash used in investing activities		(866)	(1,942)

Financing activities
Repayment of finance lease obligations		(11)	(3)
Proceeds from convertible debentures net of issue costs	10	980	8,855
Proceeds from equity financing		21,590	—
Proceeds from notes payable		—	200
Repayment of convertible debentures		(3,613)	(1,867)
Interest paid on debentures and loans		(985)	—
Lease liability payments	19	(2,353)	(2,139)
Warrants exercised	14	9,005	—
Options exercised		685	—
Net cash provided by financing activities		25,298	5,046

Net increase in cash		21,829	6,238
Cash, beginning of period		7,524	806
Cash, end of period		29,353	7,044

6

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

1.	Nature of Operations

High Tide Inc. (the “Company” or “High Tide”) is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI”(listed as of June 2, 2021), the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 120 - 4954 Richard Road SW, Calgary, Alberta T3E 6L1.

High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.

COVID-19

The Company’s business could be significantly adversely affected by the effects of the recent outbreak of novel coronavirus (“COVID-19”). Several significant measures have been implemented in Canada and the rest of the world in response to the increased impact from COVID-19. The Company cannot accurately predict the impact COVID-19 will have on third parties’ ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, workplace productivity, and other factors that will depend on future developments beyond the Company’s control. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries resulting in an economic downturn that could negatively impact the Company’s financial position, financial performance, cash flows, and its ability to raise capital. Since the initial outset of the pandemic, the Company did not experience a significant decline in sales for most of the operating businesses.

2.	Accounting Policies
A.	Basis of Preparation

These condensed interim consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the Company for the year ended October 31, 2020 which are available on SEDAR at www.sedar.com.

For comparative purposes, the Company has reclassified certain immaterial items on the comparative condensed interim consolidated statement of financial position and the condensed interim consolidated statement of loss and comprehensive income (loss) to conform with current period’s presentation.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on June 28, 2021.

B.	Use of estimates

The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years. Significant judgements, estimates, and assumptions within these condensed interim consolidated financial statements remain the same as those applied to the consolidated financial statements for the year ended October 31, 2020.

7

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

3.	Business Combinations

In accordance with IFRS 3, Business Combinations, these transactions meet the definition of a business combination and, accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

A.	Meta Growth Corp. Acquisition

Total consideration	$
Common shares	35,290
Conversion feature of convertible debt	9,008
Warrants	2,739
Options	86
Restricted stock units	154
47,277
Purchase price allocation
Cash and cash equivalents	10,209
Trade and other receivables	2,015
Inventory	3,547
Prepaid expenses	2,479
Marketable securities	635
Notes receivable	312
Property and equipment	6,849
Loan receivable	756
Intangible assets - license	37,700
Right of use asset	12,490
Goodwill	26,462
Non-controlling interest	(1,821)
Accounts payable and accrued liabilities	(6,336)
Deferred tax liability	(2,998)
Lease liability	(12,887)
Convertible debenture	(18,809)
Notes payable	(13,326)
47,277

On November 18, 2020, the Company closed the acquisition of 100% of the outstanding common shares of Meta Growth Corp (“Meta Growth” or “META”). Pursuant to the terms of the Arrangement, holders of common shares of META (“META Shares“) received 0.824 (the “Exchange Ratio“) High Tide Shares for each META Share held. In total, High Tide acquired 237,941,274 META Shares in exchange for 196,063,610 High Tide Shares, resulting in former META shareholders holding approximately 45.0% of the total number of issued and outstanding High Tide Shares.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company's estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, property plant and equipment, right of use asset, non-controlling interest, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the retail cannabis business, expanded access to capital and greater financial flexibility. For the six months ended April 30, 2021, Meta Growth accounted for $30,110 in revenues and $7,099 in net loss. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $3,422 in revenues and an increase of $401 in net loss for the six months ended April 30, 2021. The Company also incurred $1,354 in transaction costs, which have been expensed to finance and other costs during the period.

8

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

B.	Smoke Cartel, Inc. Acquisition

Total consideration	$
Cash	2,600
Common shares	8,396
Contingent consideration	1,366
12,362
Purchase price allocation
Cash and cash equivalents	1,738
Intangible assets - Brand	3,997
Intangible assets - Software	7,325
Goodwill	2,017
Deferred tax liability	(1,521)
Accounts payable and accrued liabilities	(1,194)
12,362

On March 24, 2021, the Company closed the acquisition of 100% of the outstanding common shares of Smoke Cartel Inc. (“Smoke Cartel”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) 9,540,754 common shares of High Tide, having an aggregate value of $8,396; (ii) $2,600 in cash; and (iii) a contingent consideration depending on certain revenue targets being achieved by December 31, 2021. Contingent consideration was calculated using Monte Carlo simulation due to the uncertain nature of the potential future revenue of the Company.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company's estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. For the six months ended April 30, 2021, Smoke Cartel accounted for $1,692 in revenues and $86 in net income. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $4,526 in revenues and an increase of $541 in net income for the six months ended April 30, 2021. The Company also incurred $70 in transaction costs, which have been expensed to finance and other costs during the period.

9

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

C.	2686068 Ontario Inc. Acquisition

Total consideration	$
Cash	5,980
5,980
Purchase price allocation
Cash and cash equivalents	3
Inventory	120
Property and equipment	274
Intangible assets - license	4,187
Right of use asset	1,148
Goodwill	2,570
Lease liability	(1,148)
Accounts payable and accrued liabilities	(65)
Deferred tax liability	(1,109)
5,980

On April 28, 2021, the Company closed the acquisition of 100% of the outstanding common shares of 2686068 Ontario Inc. (“2686068”). Pursuant to the terms of the Arrangement, the consideration was comprised of: (i) $5,980 in cash.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company's estimated fair value of the identifiable assets acquired on the acquisition date. The values assigned are, therefore, preliminary, and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the retail cannabis business. If the acquisition had been completed on November 1, 2020, the Company estimates it would have recorded an increase of $1,107 in revenues and an increase of $123 in net loss for the six months ended April 30, 2021.

10

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

4.	Revenue from Contracts with Customers
For the three months ended April 30		2021		2020		2021		2020		2021		2020		2021		2020
		Retail		Retail		Wholesale		Wholesale		Corporate		Corporate		Total		Total
		$		$		$		$		$		$		$		$
Primary geographical markets (i)
Canada		33,827		16,706		1,184		772		19		90		35,030		17,568
USA		4,365		1,888		1,303		888		—		—		5,668		2,776
International		170		227		—		—		—		—		170		227
Total revenue		38,362		18,821		2,487		1,660		19		90		40,868		20,571

Major products and services
Cannabis		29,570		15,339		—		—		—		—		29,570		15,339
Consumption accessories		5,571		2,815		2,479		1,575		—		—		8,050		4,390
Data analytics services		2,874		448		—		—		—		—		2,874		448
Other revenue		347		219		8		85		19		90		374		394
Total revenue		38,362		18,821		2,487		1,660		19		90		40,868		20,571

Timing of revenue recognition
Transferred at a point in time		38,362		18,821		2,487		1,660		19		90		40,868		20,571
Total revenue		38,362		18,821		2,487		1,660		19		90		40,868		20,571

For the six months ended April 30		2021		2020		2021		2020		2021		2020		2021		2020
		Retail		Retail		Wholesale		Wholesale		Corporate		Corporate		Total		Total
	$		$		$		$		$		$		$		$
Primary geographical markets (i)
Canada		67,109		27,474		2,092		1,643		30		307		69,231		29,424
USA		7,631		3,081		1,946		1,395		—		—		9,577		4,476
International		379		386		—		—		—		—		379		386
Total revenue		75,119		30,941		4,038		3,038		30		307		79,187		34,286

Major products and services
Cannabis		59,947		24,996		—		—		—		—		59,947		24,996
Consumption accessories		9,953		4,845		4,006		2,895		—		—		13,959		7,740
Data analytics services		4,362		448		—		—		—		—		4,362		448
Other revenue		857		652		32		143		30		307		919		1,102
Total revenue		75,119		30,941		4,038		3,038		30		307		79,187		34,286

Timing of revenue recognition
Transferred at a point in time		75,119		30,941		4,038		3,038		30		307		79,187		34,286
Total revenue		75,119		30,941		4,038		3,038		30		307		79,187		34,286

(i)	Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

11

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

5.	Intangible Assets and Goodwill
	Software	Licenses		Lease Buyout	Brand Name	Goodwill	Total
Cost	$		$	$	$	$	$
Balance, October 31, 2019	1,848	2,594		2,557	1,539	4,466	13,004
Transition adjustment - IFRS 16	—	—		(2,557)	—	—	(2,557)
Additions	474	—		—	—	—	474
Additions from business combinations	—	7,382		—	—	1,896	9,278
Balance, October 20, 2020	2,322	9,976		—	1,539	6,362	20,199
Additions	103	—		—	—	—	103
Additions from business combinations	7,325	41,887		—	3,997	31,050	84,259
Balance, April 30, 2021	9,750	51,863		—	5,536	37,412	104,561

Accumulated depreciation
Balance, October 31, 2019	111	75		191	—	—	377
Transition adjustment - IFRS 16	—	—		(191)	—	—	(191)
Amortization	495	1,113		—	—	—	1,608
Balance, October 20, 2020	606	1,188		—	—	—	1,794
Amortization	378	8,510		—	—	—	8,888
Balance, April 30, 2021	984	9,698		—	—	—	10,682

Foreign currency translation
Balance, October 31, 2019	60	—		—	57	336	453
Recorded in other comprehensive loss	(20)	—		—	(20)	(35)	(75)
Balance, October 20, 2020	40	—		—	37	301	378
Recorded in other comprehensive loss	10	—		—	8	65	83
Balance, April 30, 2021	50	—		—	45	366	461

Balance, October 31, 2020	1,676	8,788		—	1,502	6,061	18,027
Balance, April 30, 2021	8,716	42,165		—	5,491	37,046	93,418

6.	Property and Equipment

	Office equipment and computers	Leasehold improvements	Vehicles		Buildings		Total
Cost	$	$		$		$	$
Balance, October 31, 2019	452	10,505	167		2,800		13,924
Additions	306	1,989	—		—		2,295
Additions from business combinations	31	1,180	—		—		1,211
Impairment loss	(11)	(694)	—		—		(705)
Balance, October 20, 2020	778	12,980	167		2,800		16,725
Additions	159	3,634	—		—		3,793
Additions from business combinations	1,691	5,432	—		—		7,123
Assets classified as held for sale	—	(646)	—		—		(646)
Balance, April 30, 2021	2,628	21,400	167		2,800		26,995

Accumulated depreciation
Balance, October 31, 2019	127	1,265	148		2		1,542
Depreciation	125	1,953	10		10		2,098
Balance, October 20, 2020	252	3,218	158		12		3,640
Depreciation	506	1,322	2		5		1,835
Balance, April 30, 2021	758	4,540	160		17		5,475

Balance, October 31, 2020	526	9,762	9		2,788		13,085
Balance, April 30, 2021	1,870	16,860	7		2,783		21,520

12

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

7.	Prepaid expenses and deposits
As at	April 30, 2021	October 31, 2020
	$	$
Deposits on cannabis retail outlets	767	809
Prepaid insurance and other	2,753	311
Prepayment on inventory	3,972	2,759
Total	7,492	3,879
Less current portion	(5,981)	(3,070)
Long-term	1,511	809
8.	Trade and other receivables
As at	April 30, 2021	October 31, 2020
	$	$
Trade accounts receivable	4,535	2,673
Sales tax receivable	269	188
Total	4,804	2,861
9.	Finance and other costs

Finance and other costs are comprised of the following:

	Three months ended April 30		Six months ended April 30
	2021	2020	2021	2020
	$	$	$	$
Accretion convertible debt	1,016	1,312	1,820	2,136
Interest on convertible debenture	129	843	1,150	1,426
Interest on notes payable	496	82	793	164
Accretion notes payable	625	35	736	56
Accretion of lease liability	572	257	1,041	481
Transaction cost	819	149	1,046	171
Acquisition costs	70	24	1,424	624
Total	3,727	2,702	8,010	5,058

13

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

10.	Convertible Debentures

As at	April 30, 2021	October 31, 2020
	$	$
Convertible debentures, beginning of year	25,822	19,664
Debt assumed(i)	18,809	—
Gain (loss) on extinguishment of debenture(ii)	516	(3,808)
Cash advances from debt (iii)	980	9,115
Debt issuance to settle liabilities	—	2,700
Debt issuance costs paid in cash	—	(260)
Conversion of debenture into equity(iv)	(30,822)	(550)
Transfer of warrants component to equity	—	(420)
Transfer of conversion component to equity(v)	(717)	(523)
Transfer of conversion component to derivative liability	—	(921)
Repayment of debt(vi)	(3,818)	(1,637)
Accretion on convertible debentures(vii)	1,820	2,462
Total	12,590	25,822
Less current portion	(3,403)	(14,446)
Long-term	9,187	11,376
(i)	During the six-months ended, April 30, 2021, the Company assumed convertible debt through the acquisition of Meta, refer to note 3.
(ii)	During the six-months ended, April 30, 2021, the Company incurred a gain of $516 in relation to the amendment and the extinguishment of convertible debentures within this period.
(iii)	During the six months ended, the Company drew $980 from the Windsor convertible debt.
(iv)	During the six months ended, the Company converted $30,822 of convertible debentures into 146,505,958 shares.
(v)	As of April 30, 2021, $717 was recorded as the equity component related to the extensions of the convertible debenture throughout the period.
(vi)	During the six months ended, April 30, 2021, the Company made payments on the principal balances of $3,533 on unsecured convertible debentures and $285 on secured convertible debentures.
(vii)	For the six months ended April 30, 2021 the Company recorded accretion of $1,820 related to convertible debentures.
(viii)	For the six months ended April 30, 2021, the Windsor loan was amended and resulted in the embedded derivative liability component to be removed which resulted in a gain of $498.

During the six months ended April 30, 2021, the Company entered into restructuring agreements for two of the unsecured convertible debenture agreements and the Windsor loan agreement that resulted in a total loss on the extinguishment of debentures of $516 (April 30, 2020 - loss of $186).

On April 18, 2021, the Company entered into a debt restructuring agreement of $2,000 of the Company’s outstanding debt under an 10% senior unsecured convertible debenture issued in April 2019. As part of the debt restructuring, the parties have also (i) extended the maturity date of the amended debenture to April 18, 2023, (ii) amended the conversion price such that the deferred amount is convertible into common shares of High Tide (“HITI shares”) at a conversion price of $0.75 per HITI share, (iii) lowered the interest rate from 10% to 7%. Management calculated the fair value of the liability component as $1,774 using a discount rate of 15% along with forecasted scheduled payments, with the residual amount of $225 net of deferred tax of $52 being allocated to equity.

14

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

11.	Notes Payable

As at	April 30, 2021	October 31, 2020
	$	$
Vendor loan	1,600	1,600
Term loan	1,974	1,939
OCN - notes payable	11,804	—
Loan to partners (Note 3)	494	—
Dreamweavers - notes payable	139	162
Saturninus Partners - notes payable	540	690
Long term contract liability	50	53
Government loan	35	84
Total	16,636	4,528
Less current portion	(4,068)	(1,939)
Long-term	12,568	2,589

During the six months ended, April 30, 2021, the Company incurred accretion of $736 (April 30, 2020 - $56) and paid interest in the amount of $793 (April 30, 2020 - $164) in relation to the outstanding notes payable.

During the second quarter of 2020, the Company obtained a government loan under the Canada Emergency Response Benefit, part of Canada’s COVID-19 economic response plan. The loan bears no interest and has a maturity date of December 31, 2025. During the six-months ended April 30, 2021, the Company repaid $40 towards the principal amount. Due to early payment, $20 was forgiven and was recognized in the statement of net loss and comprehensive loss for the period ended April 30, 2021 as other income.

On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included notes payable to Opaskwayak Cree Nation (“OCN”). Notes payable were valued at $12,783 at the date of acquisition by discounting it over two years at market interest rate of 15%. On January 6, 2021, the Company entered into another amended loan agreement with OCN to remove the annual administration fee and extend the maturity date of the loan until December 31, 2024. As a result of the debt restructuring, the Company recognized a $1,145 debt restructuring gain in the statement of net loss and comprehensive loss for the period ended April 30, 2021. The carrying value of the loan balance as at April 30, 2021 amounts to $11,804. During the six-months ended April 30, 2021, the Company made $853 in payment towards the outstanding balance.

On January 6, 2021, the Company entered into an Amended Loan Agreement with OCN to remove the annual administration fee and to extend the maturity date of the original notes payable, dated November 18, 2020, until December 31, 2024. As a result of the debt restructuring the Company recognized a $1,145 debt restructuring gain in the statement of net loss and comprehensive loss for the period ending April 30, 2021.

15

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

12.	Share Capital
(a)	Issued:

Common shares:

	Number of shares	Amount
	#	$
Balance, October 31, 2019	207,406,629	26,283
Issued to pay fees via shares	3,852,319	860
Issued to pay interest via shares	6,782,011	1,168
Acquisition - KushBar	2,645,503	500
Acquisition - 2680495	4,761,905	1,048
Acquisition - Saturninus	5,319,149	1,064
Acquisition - 102088460	5,000,000	975
Lease acquisition - Canmore	612,764	104
Exercise - Convertible debt	3,709,916	550
Balance, October 31, 2020	240,090,196	32,552
Acquisition - Meta Growth (Note 3)	196,063,610	35,290
Acquisition - Smoke Cartel, Inc. (Note 3)	9,540,754	8,396
Issued to pay fees via shares (i)	1,025,477	174
Issued to pay interest via shares	7,646,923	1,458
Shares issued through equity financing (ii)	47,916,665	18,237
Share issuance costs (ii)	—	(3,225)
Exercise convertible debt (Note 10)	146,936,976	40,532
Exercise warrants	22,208,027	10,644
Exercise options	2,498,160	865
Vested restricted share units (Note 13)	844,655	743
Balance, April 30, 2021	674,771,443	145,666

(i)	During the six months period ended April 30, 2021, Company settled payables of $174 through issuance of 1,025,477 common shares of the Company. The fair value of $174 was based on the closing price of $0.175 on the date of issuance.
(ii)	On February 22, 2021, the Company issued, on a bought deal basis, 47,916,665 units of the Company at a price of $0.48 per unit. The Company closed the offering for total gross proceeds of $23,000. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant will entitle the holder to acquire one common share at a price of $0.58 for a period of 36 months from the closing date of the offering. The warrants were attributed a relative fair value of $4,968 using the Black-Scholes option pricing model with the following assumptions: fair value of common shares of $0.70; exercise price of options of $0.58; expected life of three years; 71% volatility; and a risk-free interest rate of 1.30%. The underwriters received a cash commission fee of 6% of gross proceeds and 3% of gross proceeds for the presidents list in cash and respectively same percentage of broker warrants for the number of units issued because of conducting the bought deal financing. The broker units issued included one and a half warrants, totaling 3,920,587 warrants. The 2,613,725 broker warrants were attributed a fair value of $1,046 using the Black-Scholes option pricing model with the following assumptions: fair value of common shares of $0.70; exercise price of options of $0.48; expected life of three years; 71% volatility; and a risk-free interest rate of 1.30% and the remaining 1,306,862 broker warrants were attributed a fair value of $478 using the Black-Scholes option pricing model with the following assumptions: fair value of common shares of $0.70; exercise price of options of $0.58; expected life of three years; 71% volatility; and a risk-free interest rate of 1.30%

16

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

13.	Share - Based Compensation

(a)	Stock Option Plan:

The Company’s stock option plan limits the number of common shares reserved under the plan from exceeding a “rolling maximum” of ten (10%) percent of the Company’s issued and outstanding common shares from time to time. The stock options vest at the discretion of the Board of Directors, upon grant to directors, officers, employees and consultants of the Company and its subsidiaries. All options that are outstanding will expire upon maturity, or earlier, if the optionee ceases to be a director, officer, employee or consultant or there is a merger, amalgamation or change in control of the Company. The maximum exercise period of an option shall not exceed 10 years from the grant date. Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

	April 30, 2021		October 31, 2020
	Number of options	Weighted Average Exercise Price ($)	Number of options	Weighted Average Exercise Price ($)
Balance, beginning of year	9,310,000	0.50	10,610,000	0.50
Granted (i)	29,733,280	0.38	200,000	0.50
Forfeited	(7,100,000)	0.50	(1,500,000)	0.50
Exercised	(2,498,160)	0.20	—	—
Balance, end of period	29,445,120	0.38	9,310,000	0.50
Exercisable, end of period	9,942,450	0.38	7,370,625	0.50

For the period ended April 30, 2021, the Company recorded share-based compensation of $1,790 (2020 - $99) related to stock options.

(i)	On November 18, 2020, the Company acquired all the issued and outstanding shares of Meta which resulted in acquiring 3,683,280 options outstanding on the date of closing. The fair value of the options acquired were calculated using the Black-Scholes option pricing model valued using the Black-Scholes model and the following assumptions were used: stock price of $0.18; expected life of 1 years; $nil dividends; expected volatility of 100%; exercise price as per the plan times the exchange ratio of 0.824; and a risk-free interest rate of 0.52%. During the six months ended April 30, 2021 the Company granted 26,050,000 options to directors, officers, employees and consultants of the Company and its subsidiaries. The 18,950,000 options issued on November 20, 2020 were valued using the Black-Scholes model and the following assumptions were used: stock price of $0.19; expected life of 3 years; $nil dividends; expected volatility of 140%; exercise price of $0.20; and a risk-free interest rate of 0.52%. The 6,100,000 options issued on March 19, 2021 were valued using the Black-Scholes model and the following assumptions were used: stock price of $0.81; expected life of 3 years; $nil dividends; expected volatility of 140%; exercise price of $0.81; and a risk-free interest rate of 0.52%.

(b)	Restricted Share Units (“RSUs”) plan

On November 18, 2020, the Company acquired all the issued and outstanding shares of Meta which resulted in acquiring 943,579 RSUs outstanding on the date of closing based on the exchange ratio of 0.824 agreed upon in the arrangement agreement. The Company’s RSU plan is applicable to directors, officers, and employees of the Company. The RSUs are equity-settled and each RSU can be settled for one common share for no consideration. These RSUs were recorded in contributed surplus using the Black-Scholes model and the following assumptions were used: stock price of $0.18; expected life of 0.35 years; $nil dividends; expected volatility of 70%; exercise price of $0.18; and a risk-free interest rate of 0.52%.

On March 12, 2021, the Company granted 1,000,000 RSUs to directors of the Company and were valued at $780. For the period ended April 30, 2021, the Company recorded share-based compensation of $280 (2020 - nil) related to RSUs. The number of RSUs outstanding at April 30, 2021 amounts to 1,000,000.

17

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

14.	Warrants
	Number of warrants	Warrants amount	Derivative liability amount	Weighted average exercise price	Weighted average number of years to expiry	Expiry dates
	#	$	$	$
Opening balance, November 1, 2019	43,677,333	6,609	—	0.6083	0.43
Re-class warrants on convertible debt to equity	—	(660)	—	—	—
Issued warrants for services	300,000	64	—	0.3800	—	September 3, 2021
Issued warrants for services	3,500,000	204	—	0.3000	0.01	November 12, 2021
Issued warrants for services	1,000,000	111	—	0.3000	—	November 12, 2021
Issued warrants on convertible debt November 14, 2019	7,936,507	80	—	0.5000	0.03	November 14, 2021
Issued warrants on convertible debt December 4, 2019	8,392,857	109	—	0.5000	0.04	December 4, 2021
Issued warrants on convertible debt December 14, 2019	7,936,508	135	—	0.5000	0.04	December 12, 2021
Issued warrants for acquisition - Saturninus	3,750,000	100	—	0.4000	0.02	January 26, 2022
Issued warrants on convertible debt January 6, 2020	58,823,529	—	266	0.2550	0.30	December 31, 2021
Issued warrants on debt September 14, 2020	1,600,000	55	—	0.3000	0.01	September 30, 2021
Warrants terminated	(1,600,000)	(105)	—	—	—
Warrants expired	(4,252,620)	(906)	—	—	—
Balance October 31, 2020	131,064,114	5,796	266	0.4043	0.88
Warrants expired	(28,682,303)	(4,725)	—	—	—
Issued warrants for acquisition - Meta	741,600	3	—	1.3110	—	December 14, 2021
Issued warrants for acquisition - Meta	37,454,590	2,445	—	0.3520	0.49	February 6, 2023
Issued warrants for acquisition - Meta	2,621,821	171	—	0.3520	0.03	February 6, 2023
Issued warrants for acquisition - Meta	4,120,000	120	—	1.1040	0.06	April 11, 2023
Issued warrants on convertible debt January 6, 2020	—	—	14,970	—	—	December 31, 2022
Warrants issued - equity financing	26,572,057	6,014	—	0.5800	0.55	February 22, 2024
Warrants issued - equity financing	1,306,862	478	—	0.4800	0.03	February 22, 2024
Warrants cancelled	(23,529,412)	—	—	—	—
Warrants exercised	(23,594,259)	(1,631)	—	—	—
Balance April 30, 2021	128,075,070	8,671	15,236	0.4559	2.01

As at April 30, 2021, 126,768,208 warrants were exercisable.

i)	The Company issued 300,000 warrants for business development consultancy. Each warrant will allow the holder to acquire one common share at $0.38. The warrants were valued at $64 using the Black-Scholes model, as the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.37; expected life of two years; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.38; and a risk-free interest rate of 1.6%.

ii)	The Company issued 3,500,000 warrants for business development consultancy. Each warrant will allow the holder to acquire one common share at $0.30. The warrants were valued at $204 using the Black-Scholes model, as the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.22; expected life of two years; $nil dividends; expected volatility of 70% based on comparable companies; exercise price of $0.30; and a risk-free interest rate of 1.6%.

iii)	The Company issued 1,000,000 warrants for business development consultancy. Each warrant will allow the holder to acquire one common share at $0.30. The warrants were valued at $111 using the Black-Scholes model, as the fair value of the services provided cannot be measured reliably and the following assumptions were used: stock price of $0.22; expected life of two years; $nil dividends; expected volatility of 111% based on comparable companies; exercise price of $0.30; and a risk-free interest rate of 1.6%.

iv)	The Company measured the derivative liability to be $15,236 and recognized $14,970 as a loss on revaluation of derivative liability in the statement of net loss and comprehensive loss for the period ended April 30, 2021.

18

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

15.	Loss Per Share

	Three months ended		Six months ended
	April 30		April 30
	2021	2020	2021	2020
	$	$	$	$
Net loss for the period	(12,266)	(4,912)	(29,111)	(8,857)
Non-controlling interest	(66)	(55)	(91)	52
Net loss for the period attributable to owners of the Company	(12,332)	(4,857)	(29,202)	(8,805)
	#	#	#	#
Weighted average number of common shares - basic	619,812,908	219,221,313	509,073,969	213,832,523
Basic loss per share	(0.02)	(0.02)	(0.06)	(0.04)

16.	Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, and market risk due to holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by senior management in conjunction with the Board of Directors.

Fair value

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, loans receivable, accounts payable and accrued liabilities, notes payable, convertible debentures, contingent consideration and derivative liabilities.

IFRS 13 establishes a three-level hierarchy that prioritizes the inputs relative to the valuation techniques used to measure fair value. Fair values of assets and liabilities included in Level 1 of the hierarchy are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair value of assets and liabilities in Level 2 are determined using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Fair value of assets and liabilities in Level 3 are determined based on inputs that are unobservable and significant to the overall fair value measurement. Accordingly, the Company has categorized its financial instruments carried at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The Company’s cash and cash equivalents are subject to Level 1 valuation.

The marketable securities have been recorded at fair value based on level 1 inputs and derivative liability have been recorded at fair value based on level 2 inputs. The carrying values of accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term maturities of these financial instruments. The carrying value of the notes payable and convertibile debentures approximate their fair value as they are discounted using a market rate of interest.

Loans receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The fair value of these assets were estimated on discounted future interest and principal payments using current market interest rates of instruments using similar terms.

Marketable securities

In connection with the Company’s acquisition of META on November 18, 2020, the Company acquired 1,350,000 shares of THC Global Group Limited (“THC”). The fair value of the THC shares amounting to $606 has been recognized as a marketable security, based on the trading price of THC’s shares. In addition, to this the Company has also recorded $245 in GICs as a marketable security.

Credit risk

Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. Financial instruments that subject the Company to credit risk consist primarily of cash, accounts receivable, marketable securities and loans receivable. The credit risk relating to cash and cash equivalents and restricted marketable securities balances is limited because the counterparties are large commercial banks. The amounts reported for accounts receivable in the statement of consolidated financial position is net of expected credit loss and the net carrying value represents the Company’s maximum exposure to credit risk. Accounts receivable credit exposure is minimized by entering into transactions with creditworthy counterparties and monitoring the age and balances outstanding on an ongoing basis. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.

19

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

16.	Financial Instruments and Risk Management (continued)

The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

As at	April 30, 2021	October 31, 2020
	$	$
Current (for less than 30 days)	3,400	1,822
31 - 60 days	386	246
61 - 90 days	298	202
Greater than 90 days	620	762
Less allowance	(169)	(359)
	4,535	2,673

For the six months ended April 30, 2021, $190 in trade receivables were written off against the loss allowance due to bad debts (year ended October 31, 2020 - $1,280). Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables.

The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions. For the period ended April 30, 2021, management reviewed the estimates and have not created any additional loss allowances on trade receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, equity and debt financings to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. Maturities of the Company’s financial liabilities are as follows:

	Contractual cash flows	Less than one year	1-5 years	Greater than 5 years
	$	$	$	$
October 31, 2020
Accounts payable and accrued liabilities	6,421	6,421	—	—
Notes payable	4,528	1,939	2,589	—
Convertible debentures	25,822	14,446	11,376	—
Total	36,771	22,806	13,965	—
April 30, 2021
Accounts payable and accrued liabilities	12,373	12,373	—	—
Notes payable	16,636	4,068	12,568	—
Convertible debentures	12,590	3,403	9,187	—
Total	41,599	19,844	21,755	—

Interest rate risk

The Company is not exposed to significant interest rate risk as its interest-bearing financial instruments carry a fixed rate of interest.

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

20

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

16.	Financial Instruments and Risk Management (continued)

The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at April 30, 2021 was as follows:

(Canadian dollar equivalent amounts of US dollar and Euro balances)	April 30, 2021 (Euro)	April 30, 2021 (USD)	April 30, 2021 Total	October 31, 2020
	$	$	$	$
Cash	380	17,549	17,929	975
Accounts receivable	—	364	364	653
Accounts payable and accrued liabilities	(1,132)	(2,173)	(3,305)	(1,728)
Net monetary assets	(752)	15,740	14,988	(100)

Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between the United States dollar and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $787 (October 31, 2020 - $34). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the Euro and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $38 (October 31, 2020 - $39). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.

21

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

17.	Segmented Information

Segments are identified by management based on the allocation of resources, which is done on a basis of selling channel rather than by legal entity. As such, the Company has established two main segments, being retail and wholesale, with a Corporate segment which includes oversight and start up operations of new entities until such time as revenue generation commences. The reportable segments are managed separately because of the unique characteristics and requirements of each business.

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the three months ended April 30,	2021	2020	2021	2020	2021	2020	2021	2020
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	38,362	18,821	2,487	1,660	19	90	40,868	20,571
Gross profit	14,188	7,093	790	572	20	90	14,998	7,755
Income (loss) from operations	(1,058)	1,757	25	(356)	(3,478)	(1,245)	(4,511)	156

Total assets	86,532	46,678	6,331	5,972	107,207	17,161	200,070	69,811
Total liabilities	54,598	22,893	2,055	1,894	36,875	33,301	93,528	58,088

	Canada	Canada	USA	USA	Europe	Europe	Total	Total
For the three months ended April 30,	2021	2020	2021	2020	2021	2020	2021	2020
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	34,386	18,488	3,638	—	2,844	2,083	40,868	20,571
Gross profit	12,389	6,559	1,325	—	1,284	1,196	14,998	7,755
Income (loss) from operations	(5,199)	56	125	(204)	563	304	(4,511)	156

Total assets	174,127	46,678	17,233	5,972	8,710	17,161	200,070	69,811
Total liabilities	88,260	22,893	3,676	1,894	1,592	33,301	93,528	58,088

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the six months ended April 30,	2021	2020	2021	2020	2021	2020	2021	2020
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	75,119	30,941	4,038	3,038	30	307	79,187	34,286
Gross profit	28,383	11,199	1,352	1,043	31	306	29,766	12,548
Income (loss) from operations	180	1,119	(197)	(732)	(6,539)	(2,348)	(6,556)	(1,961)

	Canada	Canada	USA	USA	Europe	Europe	Total	Total
For the six months ended April 30,	2021	2020	2021	2020	2021	2020	2021	2020
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	68,588	30,785	4,281	—	6,318	3,501	79,187	34,286
Gross profit	25,373	10,621	1,544	—	2,849	1,927	29,766	12,548
Income (loss) from operations	(7,688)	(1,691)	11	(385)	1,121	115	(6,556)	(1,961)

22

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

18.	Related Party Transactions

As at April 30, 2021, the Company had the following transactions with related parties as defined in IAS 24 - Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

Financing transactions

A Director of the Company is Chief of the Opaskwayak Cree Nation (“OCN”). On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included notes payable to Opaskwayak Cree Nation (“OCN”). As at April 30, 2021, the Company has drawn $13,000 and has $6,750 available to be drawn under the credit facility.

On February 22, 2021, the Company issued, on a bought deal basis, 47,916,665 units of the Company at a price of $0.48 per unit. Two of the officers and the corporate secretary of the Company, collectively participated in the offering and acquired an aggregate of 3,112,084 units pursuant to the Offering.

Operational transactions

An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totalling $386 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of the Company.

An office and warehouse unit located in Savannah, Georgia has been leased out by 2G Realty, LLC, a company that is related through the Chief Technology Officer of the company. The office and warehouse space were leased to accommodate the Company’s operational needs for Smoke Cartel. The lease was established at prevailing market rates and has annual lease payments totalling $52 per annum. The primary lease term is 1 year with one additional 1-year term extension exercisable at the option of the Company.

23

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

19.	Right of Use Assets and Lease Obligations

The Company entered into various lease agreements predominantly to execute its retail platform strategy. The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right of use assets
$
Balance at November 1, 2020	16,413
Net additions	13,669
Right of use assets - held for sale	(1,028)
Depreciation expense for the period	(3,085)
Balance at April 30, 2021	25,969

Lease Liabilities
$
Balance at November 1, 2020	16,668
Lease Liabilities associated with - assets held for sale	(1,090)
Net additions	11,824
Cash outflows in the period	(2,353)
Accretion (Interest) expense for the period ended	1,041
Balance at April 30, 2021	26,090
Current	(5,152)
Non-current	20,938

As at April 30, 2021, $842 is due to the Company in respect of sublease arrangements for franchise cannabis retail locations. For the period ended April 30, 2021, $195 was received in respect of sublease arrangements, which was recognized as other revenue. During the period ended April 30, 2021, the Company also paid $1,415 in variable operating costs associated to the leases which are expensed under general and adminstrative expenses.

The following is a summary of the contractual undiscounted cash outflows for lease obligations as of April 30, 2021:

$
Less than one year	7,840
Between one and five years	20,447
Greater than five years	5,297
33,584

20.	Contingent liability

In the normal course of business, the Company and its subsidiaries may become defendants in certain employment claims and other litigation. The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated.  The Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company’s business, financial condition or results of the operations.

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High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

21.	Non-controlling interest

The following table presents the summarized financial information for the Company’s subsidiaries which have non-controlling interests. This information represents amounts before intercompany eliminations.

	2021	2020
	$	$
Total current assets	5,486	2,540
Total non-current assets	4,097	3,696
Total current liabilities	(5,761)	(942)
Total non-current liabilities	(1,145)	(1,080)
Revenues for the year ended	6,508	6,011
Net income for the year ended	774	1,320

The net change in non-controlling interests is as follows:

As at	April 30, 2021	October 31, 2020
	$	$
Balance, beginning of the year	1,552	(179)
Share of income for the period	91	614
Purchase of minority interest - KushBar Inc.	—	187
Purchase of - Saturninus Partners	—	930
Purchase of - Meta (Note 3)	1,821	—
	3,464	1,552

As of October 31, 2019, the Company held a 50.1% ownership interest in KushBar, with $179 NCI. As well, the Company owed the non-controlling interest shareholder $701 (2018 - $36). The loan carries no interest and is due on demand. On December 10, 2019, the Company entered into a definitive share purchase agreement with 2651576 Ontario Inc. (the “Minority Shareholder”), a private Ontario company, to acquire the remaining 49.9% interest (the “Minority Interest”) in High Tide’s majority-owned subsidiary, KushBar Inc. (“KushBar”).

On January 27, 2020, the Company acquired a 50% interest in the Saturninus Partners (“Saturninus”) which operates a licensed retail cannabis store in Sudbury, Ontario. The Company has classified this arrangement as a joint venture with controlling interest.

On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included four joint ventures with controlling interest. These joint ventures operate as a licensed cannabis retail store in Manitoba.

25

High Tide Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2021 and 2020

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

22.	Assets held for sale

On September 2, 2020, the Company entered into an amended asset sale agreement with Halo Labs Inc. (“Halo”), under which High Tide will sell its KushBar retail cannabis assets and the rights to three permitted retail cannabis stores to Halo. All regulatory approval required for the sale was received by Halo during the second quarter of 2021, therefore the Company classified the following assets and liabilities as held for sale:

$
Leasehold improvements	646
Right of use assets	1,028
Total Assets held for sale	1,674
Lease liabilities	1,090
Total liabilities held for sale	1,090

23.	Subsequent events

(i)	On May 10, 2021, the Company acquired 80% of Fab Nutrition, LLC, operating as FABCBD (“FABCBD”) for US$20,640, and has been granted a three-year option to acquire the remaining 20% of FABCBD at any time. The consideration was comprised of: (i) 15,608,727 common shares of High Tide (the “HT Shares”), having an aggregate value of US$8,080; and (ii) US$12,560 in cash. The cash portion of the Transaction has been funded entirely with cash on hand. In addition, pursuant to the acquisition agreement the vendor may be entitled to an earn out bonus of US$612 if FABCBD exceeds gross revenues of at least US$13,500 in 2021, which will be paid, if due, in High Tide Shares based on the volume weighted average price per High Tide Share for the 10 consecutive trading days preceding payment, subject to a maximum of 1,425,106 High Tide Shares.

(ii)	On May 14, 2021, the Company announce that it will be consolidating all of its issued and outstanding common shares (“Common Shares”) on the basis of one post-consolidation Common Share for fifteen pre-consolidation Common Shares (the “Share Consolidation”). The Share Consolidation represented another major step towards the listing of the Common Shares on The Nasdaq Stock Market LLC (“Nasdaq”) by meeting the minimum share price requirement set by Nasdaq. The Company listed on Nasdaq on June 2, 2021.

(iii)	On May 19, 2021, the Company closed its previously announced "bought deal" short-form prospectus offering (the "Offering") units of the Company (the "Units"), including the exercise in full of the underwriters' over-allotment option. In connection with the Offering, the Company issued an aggregate of 2,100,000 Units at a price of $9.60 per Unit, for aggregate gross proceeds of $20,160. The over-allotment option allowed to purchase an additional 315,000 Units at a price of $9.60 per Unit, for aggregate gross proceeds of $3,024. Each Unit is comprised of one common share of the Company (each, a "Common Share") and one half of one Common Share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to purchase one additional Common Share at an exercise price of $12.25, for a period of 36 months following the closing of the Offering.

(iv)	On June 25, 2021, the Company entered into a defininitve agreement pursuant to which the Company, will acquire 100% of the issued and outstanding shares of DHC Supply LLC operating as Daily High Club. The consideration will be comprised of: (i) common shares of High Tide ("High Tide Shares"), having an aggregate value of US$6,750 on the basis of a deemed price per High Tide Share equal to the volume weighted average price per High Tide Share on Nasdaq for the 10 consecutive trading days preceding the closing of the Transaction; and (ii) US$3,250 in cash. The cash portion of the transaction will be funded entirely with cash on hand.

(v)	Subsequent to the period ended April 30, 2021, $2,680 of debt was converted into common shares.

(vi)	Subsequent to the period ended April 30, 2021, 1,754 warrants were converted to 115,903 common shares for net proceeds of $831.

26